

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

August 6, 2009

CSC Services of Nevada, Inc.
As agent for Home Touch Holding Company
502 East John Street
Carson City, NV 89706

> **Re:** **Home Touch Holding Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 24, 2009**
> **File No. 333-158713**

Dear Mr. Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 7

1. Please add risk factor disclosure regarding your liquidity position, your need for additional financing and the potential effect on the growth of your operations. Also, if your independent auditor issued an audit report that raises substantial doubt about the registrant's ability to continue as a going concern, so state in a risk factor.

<u>We may be subject to penny stock regulations…, page 15</u>

2.   Please revise the heading and subsequent disclosure to indicate that your securities *will* initially be subject to the penny stock rules.

<u>If we do not file a Registration Statement on Form 8-A…, page 16</u>

3.   Please revise the caption to correctly describe your reporting obligations pursuant to Section 15(d). Also revise the first sentence to reflect your correct fiscal year end and to clarify the timing and extent of your Section 15(d) obligations.

<u>Determination of Offering Price, page 17</u>

4.   Please revise to state the correct offering price.

<u>Markets and Marketing, page 32</u>

5.   We note your revised disclosure in response to prior comment 23. We reissue the comment with respect to the significance of these arrangements to your business and the revenues you have derived from them.

6.   The first sentence under the caption "Nokia Hong Kong Limited" appears to be a question. Please revise.

<u>Liquidity and Capital Resources, page 41</u>

7.   We note your updated liquidity discussion does not include an analysis of cash flows for investing and financing activities. Please revise your liquidity discussion to utilize the cash flow statement information to discuss liquidity provided by and used in operations, investing and financing activities. Discuss any material commitments for capital expenditures. In addition, provide more details of the specific plan of operations and plans to achieve sufficient revenues and to obtain capital/ financing sufficient to satisfy the company's cash needs.

8.   We note your revision in the third paragraph that indicates "We plan to continue to fund our operations from our stockholders and …"   We re-issue prior comment 35 since your revision does not describe any agreements with your stockholders to provide additional funding. Please discuss the significant terms of these agreements. Refer also to Item 601 of Regulation S-K

Certain Relationships and Related Party Transactions, page 43

9.   We note your revised disclosure on page 44 in response to prior comment 38 that related parties granted forfeiture to loans in exchange for additional paid-in capital. Please advise us whether Mr. David Gunawan Ng and Ms. Stella Wai Yau received equity in exchange for these forfeitures.

10.   Please file the written contracts, if any, which govern the issuance and forbearance of the loans referenced on page 44.

Report of Independent Registered Public Accounting Firm, page F-2

11.   We note that you included a consent from your independent public accounting firm with your financial statements and not their audit report which is referred to in the consent. Please amend your Form S-1 to include an audit report for your financial statements that meets the requirements of Article 2 of Regulation S-X. Please note that the financial statements should also comply with Article 8-08 of Regulation S-X.

12.   Further, please amend the Form S-1 to include the consent of your independent public accounting firm as an exhibit consistent with Item 601(B)(23) of Regulation S-K. The consent should be currently dated and signed prior to requesting effectiveness.

Consolidated Statements of Operations, page F-4

13.   You include a loss on the disposal of plant and equipment within non-operating income and losses. Please tell us how you considered paragraph 45 of SFAS 144 in the classification of this loss as non-operating instead of operating.

Note 3 Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

14.   Please refer to prior comment 49. Please tell us about your analysis under paragraph 9 of EITF 00-21 in determining that the hardware and software and provision of services meet the criteria to be considered separate units of accounting.

15.   We refer to prior comment 52. On page 38 you indicate that you license yourselves to "one local partner. For Instance, Home Touch (Malaysia) Limited and Home Touch (Singapore) Limited." Your response indicates "No such licensing arrangement with local partners." Please reconcile your response to

your disclosure on page 38. If these arrangements do exist, please revise your revenue recognition policy to disclose how you account for these transactions.

16.   We refer to prior comment 53. Your revenue recognition policy revision does not disclose how you account for software sales. Please revise to address our concerns.

17.   We refer to prior comment 55. We do not see your disclosure in the revised revenue recognition policy regarding contingencies such as right of return, conditions of acceptance, warranties, price protection, etc. Please revise and address our concerns.

Note 11. Commitments and Contingencies, page F-18

18.   We refer to prior comment 57. We recognize your response. However, it appears to contradict the Risk Factor We may face increased costs due to environmental matters which could reduce our earnings or cash flows, page 9. Please address our concerns, either revise your risk factor or otherwise reconcile your response to the disclosure in the risk factor.

Recent Sales of Unregistered Securities, page 56

19.   We note your revised disclosure on page 56. Please confirm that prior to the January 2009 reorganization Home Touch Limited did not issue securities during the period covered by Item 701 of Regulation S-K.

Signatures, page 60

20.   Please revise the signature blocks to reflect, if true, that Mr. David Gunawan Ng is your chief executive officer and principal executive officer.

Exhibits

21.   Please note that portions of Exhibit 2.1 are illegible while other portions contain indecipherable characters. Please refile.

22.   It appears that pricing information was deleted from paragraph 6 of the exclusivity agreement between the registrant and Shenzhen Bochuang Hi-Tech Co., Ltd. Please refile the agreement in its entirety.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Dennis Hult at (202) 551-3618 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Michael T. Williams, Esq. - Williams Law Group, P.A.